Greenbriar Sustainable Living Inc.
 Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Announces Conservation Update from the City of Tehachapi

June 4th, 2024	Trading Symbol:
TSX Venture Exchange: GRB
US OTC Market: GEBRF

Scottsdale, Arizona, June 4th, 2024 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") The city has made public information on the City's excellent conservation results for total water consumption over the past five (5) years.  The information is split on total consumption and supply.

With the consumption side, below is the City's total usage for the past five years.  (AF = Acre Feet)

Year	Water Consumed

2019	1,815 AF
2020	1,934 AF
2021	2,035 AF
2022	1,835 AF
2023	1,710 AF

In fiscal 2023 the city leadership has reduced water consumption by over 300 Acre Feet per year since 2021, which is a 15% total reduction.

Regarding the supply side, the total city supply is 2,480 Acre-feet of adjudicated basin water rights comprised of 1,974 Acre Feet of 100% city owned deeded adjudicated basin water rights at the end of the year, plus an additional 506 Acre Feet of adjudicated deeded basin water rights in the form of leases for a total annual supply of 2,480 Acre Feet.

The city's difference between supply and consumption is a surplus of 770 Acre Feet per year of adjudicated basin rights.

“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

This does not include the city's legal rights to obtain an additional 1,152 Acre Feet per year of surface water from the State Water Project.  The company congratulates the city on this great achievement of water management and conservation.

With respect to the city commissioned WSA (Water Supply Assessment), the independent professional engineers who wrote the report state that the project will consume a total of 350 Acre Feet when fully built. The WSA further states that an average new unit will consume 0.13 Acre feet per person versus 0.22 Acre Feet per person for the historical average consumption in the region.  This is a consumption reduction of 59%, which validates the "sustainability" in Sustainable Housing. The per person total is based on 2.63 persons per unit.

Greenbriar has 175 Acre Feet owned both by Greenbriar and legally committed from its shareholders, and only needs 175 Acre Feet from the City.  The city has a surplus of 770 Acre Feet. The above is public information.

On a related note, the Company is currently reviewing the main loan documentation.

Updates to follow.

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the proposed amendment. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof. Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedarplus.ca). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF